April 30, 2024

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pulse Biosciences, Inc.
Amendment No.3 to Registration Statement on Form S-3
Filed April 25, 2024
File No. 333-278494

Dear Sir/Madam:

Pulse Biosciences, Inc. (the “Company”) has filed herewith Amendment No. 4 (the “Fourth Amendment”) to the Company’s Registration Statement on Form S-3, File No. 333-278494, filed with the Commission on April 3, 2024, as amended by each of Amendment No. 1 filed on April 15, 2024, Amendment No. 2 filed on April 23, 2024, and Amendment No. 3 filed on April 25, 2024 (the “Registration Statement”).  As requested by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to a telephonic discussion, the Fourth Amendment specifies the fraction of a Unit that each stockholder of the Company shall be entitled to purchase based on the exercise of each subscription right issued to such stockholder pursuant to the Rights Offering (as defined in the Registration Statement), as well as a recent closing price of the Company’s common stock.

We believe we have been responsive to the Staff’s comments. Please direct any questions concerning this letter to the undersigned at 212.589.4233 or afinerman@bakerlaw.com.

Sincerely,

/s/ Adam Finerman

Adam Finerman

Partner

cc: Kevin Danahy, Chief Executive Officer, Pulse Biosciences, Inc.